October 10, 2016

[Via EDGAR]

Karl Hiller
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE 100
Washington, DC 20549

Re:    Noble Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 17, 2016
File No. 001-07964

Dear Mr. Hiller:

On September 27, 2016 the Staff of the Securities and Exchange Commission (the Staff) issued a comment letter to Noble Energy, Inc. (the Company, we, or us) regarding the Company’s Form 10-K (Form 10-K) for the fiscal year ended December 31, 2015.

The Staff’s comments and the Company’s responses thereto are as follows:
Form 10-K for the Fiscal Year ended December 31, 2015
Business and Properties, page 2
Proved Reserves Disclosures, page 19
Proved Undeveloped Reserves, page 20

1.
You disclose that you expect your U.S. proved undeveloped reserves to be converted to proved reserves "well within a five-year period". You also disclose that, except for the Alba field PUDs of 70MMBoe, you have no material PUDs that have remained undeveloped for five years or more since initial disclosure. Revise this disclosure to clarify whether you have any proved undeveloped reserves, other than the Alba field PUDs, which will not be converted to developed reserves within five years from initial disclosure. To the extent that you have any such proved undeveloped reserves, disclose the specific circumstances that justify a longer time.

Response:
We confirm that, other than the 70 MMBoe related to the Alba field, all of our PUDs as of December 31, 2015, including those located in the U.S., will be developed within five years of their initial respective disclosure.  We further note that the aforementioned 70 MMBoe of Alba PUDs were reclassified to proved developed in connection with the start-up of the Alba B3 compression project during third quarter 2016. In future filings, we will include disclosure confirming that our PUDS will be developed within five years of their initial disclosure.

2.
We note your disclosure regarding 98MMBoe of proved undeveloped reserves associated with drilled but uncompleted wells. Confirm to us that you have adopted development plans for these locations that will result in their conversion to developed reserves within five years of initial disclosure. Otherwise, explain your basis for concluding that reporting these volumes as proved undeveloped reserves is appropriate.

Response:
We confirm that as of December 31, 2015, our long range plan develops these proved undeveloped reserves within five years of initial disclosure.  In future filings, we will provide language to confirm that our long range development plans will result in the conversion of PUDs (associated with wells that have been drilled but uncompleted) to developed reserves within five years of initial disclosure.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

Results of Operations, page 65
(Gain) Loss on Commodity Derivative Instruments, page 75
3. We note your disclosures of multiple factors when explaining the change between periods in the reported amounts of (gain) loss on commodity derivative instruments and that you referenced other note disclosures. However, you did not indicate the amount attributable to each factor. To the extent two or more factors contribute to a material change in the reported amounts, revise the disclosure to indicate the amount attributable to each factor.
Refer to FRC §501.04 for additional guidance.
Response:
We acknowledge the Staff’s comment and the requirements of section 501.04 of the Financial Reporting Codification to quantify the factors that contribute to a material change in the reported amounts of (gain) loss on commodity derivative instruments. As noted by the Staff, we reference other disclosures contained in our Form 10-K where we include additional discussion and, where practicable and quantifiable, the magnitude and relative impact of these factors. We propose to revise and expand the disclosure in future filings, beginning with our next quarterly report on Form 10-Q, by including discussion similar to the following:

(Gain) Loss on Commodity Derivative Instruments (Gain) loss on commodity derivative instruments includes (i) cash settlements (received) or paid relating to our crude oil, natural gas and NGL commodity derivative contracts, respectively, and (ii) non-cash (increases) or decreases in the fair value of our crude oil, natural gas and NGL commodity derivative contracts, respectively.

Cash settlement gains for the year ended December 31, 2015 were driven by crude oil and natural gas hedge contracts primarily executed in previous years when commodities were trading at higher prices. These crude oil and natural gas contracts contributed $755 million and $120 million, respectively, of cash settlements received in 2015. In addition, we acquired commodity derivative contracts as part of the Rosetta Merger which contributed gains of $89 million, $27 million and $18 million of cash settlements received relating to crude oil, natural gas and NGL commodity derivative contracts, respectively, in 2015.

Non-cash decreases in the fair value of our crude oil, natural gas and NGL commodity derivative contracts for the year ended December 31, 2015 were primarily driven by the evolving and diverse mix of derivative contracts (i.e. the type of derivative instrument, the commodity being hedged and related volumes), acquired commodity derivative contracts as part of the Rosetta Merger, and fluctuations of current period and future commodity prices.

In addition and in accordance with Instruction 4 to Regulation S-K Item 303(a), we believe the use of such terms "primarily" or "partially offset by" appropriately serve to convey the drivers or causes of material changes from period to period. The absence of a quantification of individually named items covered by the terms "primarily" or "partially offset by" helps to convey the concept that an individual item need not be quantified to assist the reader in understanding a variance between two periods. In future filings, beginning with our next quarterly report on Form 10-Q, we will look for further opportunities to quantify material factors where necessary to convey material information.
Financial Statements and Supplementary Data, page 93
Consolidated Statement of Operations, page 97

4.
We note your presentation of Income from Equity Method Investees as a component of revenues. Rule 5-013(b)(12) of Regulation S-X indicates that equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons should be shown outside of operating income or expenses, unless circumstances justify a different presentation. Given that income from equity method investees represents the net of revenues and expenses, explain your basis for concluding that presentation as revenue is appropriate.

Response:
Our equity method investments primarily include: i) Atlantic Methanol Production Company, LLC (AMPCO, in which we have a 45% interest), ii) Alba Plant LLC (Alba Plant, in which we have a 28% interest), and iii) CONE Investments (CONE Gathering and CONE Midstream, referred to collectively as CONE Investments, in which we have a 50% and 32% interest, respectively). We consider our equity method investments to be an essential component of our business and a necessary and integral element to our value chain in support of ongoing operations in our core operating areas.
In West Africa, we sell our share of natural gas production from the Alba field to AMPCO, Alba Plant and an unaffiliated liquefied natural gas plant. AMPCO purchases natural gas from us under a 25-year contract that runs through 2026 and subsequently markets the produced methanol primarily to customers in the U.S. and Europe. Alba Plant purchases natural gas from us under a 50 year contract that runs through 2039 and subsequently sells the produced liquefied petroleum gas products and secondary condensate at our marine terminal at prevailing market prices.
In order to effectively monetize production from the Alba field, our Alba asset teams, located both in West Africa and at our domestic corporate office, are fully engaged in the decision making of operational and financial matters and exert significant influence in the monetization of the Alba field. For example, we hold a voting position on AMPCO's leadership team through AMPCO's management committee and our asset teams influence decisions regarding capital investments, budgets, turnarounds, maintenance and other project matters. Furthermore, considering the remote location of the field and these facilities, without the significant alignment of AMPCO and Alba Plant, we would be unable to monetize our produced natural gas from the Alba field. As such, the Alba field along with AMPCO and Alba Plant are solely dependent upon one another for source and consumption of produced Alba natural gas, thereby encapsulating them into one integrated upstream value chain.
In addition, we and a third party, CONSOL Energy, Inc., each own a 50% interest, and have joint control of CONE Gathering, which constructs, owns and operates midstream infrastructure servicing our joint production in the Marcellus Shale, another core area of the Company. CONE Gathering owns the general partner controlling interest in CONE Midstream, a master limited partnership, formed in late 2014, in which we own a 32.1% interest. Through our equity ownership, we exert significant influence over the management and operations of CONE Investments in accordance with our overall strategic plan, including the maintenance and development of our Marcellus Shale assets.
We note that our equity method investments do not represent a material portion of our historical total revenues. In each year 2013, 2014 and 2015, the amount of total revenue represented by our income from equity method investees was 4.1%, 3.3% and 2.9%, respectively, and has continued to decline as a percentage of revenue through the first half of 2016.
For nearly 20 years, our historical practice has been to present income from equity method investments as a component of revenues and believe this to be the appropriate treatment for this income stream considering our particular facts and circumstances. We believe that the placement of income from equity method investments below income taxes would give the appearance that we passively manage and generate value from equity method investments. We believe our current presentation as a component of revenues more accurately reflects the economics associated with our integrated upstream value chain. As such, we propose to not change our presentation on our consolidated statements of operations, but propose to expand our disclosure in future filings, beginning with our 2016 Form 10-K, to illuminate the particular facts and circumstances that support our presentation.

Consolidated Statement of Cash Flows, page 100

5.
For the year ended December 31, 2015, you disclosed $0 and $(70) million related to proceeds from Credit Facilities and repayment of Credit Facilities, respectively. Please reconcile to your disclosure in MD&A and Note 17 where you stated you "used approximately $150 million of the net proceeds [from the March 2015 equity offerings] to repay outstanding indebtedness" under your revolving credit facility.

Response:

We acknowledge the Staff's comment and have assessed our disclosure of credit facility proceeds and repayments in our Form 10-K. Below we provide clarifying discussion that reconciles our narrative disclosures to our consolidated statements of cash flows.

On February 27, 2015, we received $150 million of proceeds under our credit facility and on March 3, 2015, we made a $150 million repayment under our credit facility. The proceeds received were drawn for short-term purposes and with the intent to make the repayment upon receipt of funds from our equity issuance on March 3, 2015. We note that the aforementioned activity represents the only activity under our credit facility during 2015.

On July 20, 2015, and in connection with the Rosetta Merger, we assumed additional debt, including amounts outstanding under Rosetta's revolving credit facility of $70 million. The $70 million repayment disclosed within our consolidated statement of cash flows for the year ended December 31, 2015 relates to our repayment of the $70 million outstanding borrowing under Rosetta's revolving credit facility during third quarter 2015. Furthermore, disclosure of the repayment is included within Note 10. Long-Term Debt of our Form 10-K.

Referencing ASC 230-10-45-8, our practice has been to exclude intra-quarter activity from our gross presentation where such activity included short maturities (i.e., less than 90 days) with quick turnover and where we believe such activity does not provide information necessary to understand our financing activities. As such, we believe it reasonable to exclude the activity associated with our credit facility (i.e., offsetting $150 million proceeds with respective repayment during first quarter 2015) from our consolidated statements of cash flows in our Form 10-K. In addition, we note that the aforementioned activity would have offset within the financing activities section of our consolidated statements of cash flows and does not change the calculation of net cash provided by financing activities or the net decrease in cash and cash equivalents during the period. As noted by the Staff, we disclosed the repayment of outstanding indebtedness under our credit facility within Note 17. Additional Shareholders' Equity Information of our Form 10-K.

In future filings, we propose to more clearly reconcile our narrative disclosures with our presentation of consolidated statements of cash flows.

Thank you for providing us with the opportunity to respond to these comments. Should you have any questions or wish to discuss our responses further, please feel free to contact me, at (281) 872-3100.
In providing this response, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Kenneth M. Fisher
Kenneth M. Fisher
Executive Vice President
and Chief Financial Officer